Exhibit 99.1

JD.com Completes Voluntary Public Takeover Offer of CECONOMY

Beijing, China — November 12, 2026 — JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced the completion of its previously announced voluntary public takeover offer for CECONOMY AG (“CECONOMY”) (XETRA: CEC), acquiring 59.8% of the share capital and voting rights of CECONOMY with total consideration of EUR 1,335 million. As a result, CECONOMY becomes a subsidiary of JD.com, and its financial results are consolidated into JD.com’s consolidated financial statements from November 12, 2026. Together with the 25.3% stake retained by JD.com’s partner Convergenta, this acquisition brings our combined shareholding in CECONOMY to 85.2%. The offer was made through JINGDONG HOLDING GERMANY GMBH, an indirect wholly-owned subsidiary of JD.com (the “Bidder”), at EUR 4.60 in cash per share. This follows the fulfillment of all offer conditions for completion of the transaction, including merger control clearances, foreign investment clearances and EU foreign subsidies clearance.

“JD.com and CECONOMY share a common vision to build Europe’s leading next-generation consumer electronics platform. We can now start to implement our vision and bring it to life,” said Sandy Xu, CEO of JD.com. “CECONOMY has a clear and compelling strategy for the European retail market and for Europe’s consumers. Supported by its talented employees, strong brand recognition, and extensive online and offline capabilities, it has the foundations from which to grow and thrive. We are also confident our partnership supports Europe’s broader objectives for innovation and competitiveness, and will contribute to a more dynamic European consumer retail market.”

“Today marks the beginning of a new chapter for CECONOMY. Our partnership with JD.com has become reality and we are ready to move into implementation with full momentum,” said Remko Rijnders, CEO of CECONOMY. “CECONOMY has the right foundation to accelerate its ambition of becoming Europe’s most trusted tech platform. What stays the same is everything that makes us strong, our mission, our iconic brands, our employees and our commitment to our customers. What changes is that we can now move from vision to action, combining our local expertise and customer relationships with JD.com’s technology and logistics capabilities to deliver an even better experience for European consumers.”

CECONOMY operates more than 1,000 consumer electronics stores in 11 markets under the MediaMarkt, Saturn and MediaWorld brands, alongside its online retail operations. The business employs more than 50,000 people and, in 2025, had more than 53 million loyalty members and 2.2 billion annual customer contacts. Its established customer relationships and combination of digital and physical retail channels provide a strong foundation for the partnership’s next phase of growth.

As part of the strategic roadmap, CECONOMY will remain a stand-alone business in Europe with a local independent technology stack, and no changes are planned to the workforce, employee agreements and sites. JD.com is committed to investing in CECONOMY’s strong consumer brands and staying true to their heritage. CECONOMY will continue to focus on developing its long-lasting customer relationships and building new ones across its omni-channel platform.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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